

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 17, 2010

via U.S. mail and facsimile

Betty Lam, Chief Financial Officer,
Deswell Industries, Inc.
17B, Edificio Comercial Rodrigues,
599 Avenida da Praia Grande, Macao
Special Administrative Region, PRC

      RE: **Deswell Industries, Inc.**
               Form 20-F for the Fiscal Year Ended March 31, 2009
               Filed August 14, 2009
               File No. 001-33900

Dear Ms. Lam:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                                  Sincerely,

                                                  Terence O'Brien
                                                  Accounting Branch Chief